Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262055

190,500,000 Ordinary Shares represented by 6,350,000 American Depositary Shares

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to an aggregate of up to 190,500,000 ordinary shares, par value NIS 0.25 per share of Can-Fite Biopharma Ltd., represented by 6,350,000 American Depository Shares, or ADSs, consisting of (i) 180,000,000 ordinary shares represented by 6,000,000 ADSs issuable upon the exercise of warrants issued in a private placement in December 2021, or the December 2021 Private Placement, and (ii) 10,500,000 ordinary shares represented by 350,000 ADSs issuable upon the exercise of placement agent warrants issued in connection with the December 2021 Private Placement.

The selling shareholders are identified in the table commencing on page 7. Each ADS represents thirty (30) ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the NYSE American under the symbol “CANF”. On January 13, 2022, the closing price of our ADSs on the NYSE American was US $1.31 per ADS. Our ordinary shares also trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “CFBI”. On January 13, 2022, the last reported sale price of our ordinary shares on the TASE was NIS 0.142 or $0.0456 per share (based on the exchange rate reported by the Bank of Israel on the same day).

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2022.

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About This Prospectus

This prospectus is part of a Registration Statement on Form F-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf’ registration process. Under this shelf registration process, the selling shareholders may from time to time, in one or more offerings, sell the securities described in this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our securities. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to a copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

Each time we offer our securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus does not contain all of the information provided in the registration statement that we filed with the Commission. For further information about us or our ordinary shares, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

Our financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Market data and certain industry data and forecasts used in, or incorporated by reference in, this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

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Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

In this prospectus, unless the context otherwise requires:

●	references to “ADSs” refer to American Depositary Shares representing ordinary shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to the “Company,” “we,” “our” and “Can-Fite” refer to Can-Fite BioPharma Ltd. and its consolidated subsidiary;

●	references to the “Companies Law” or “Israeli Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	references to “dollars,” “U.S. dollars,” “USD” and “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “NASH” refer to non-alcoholic steatohepatitis;

●	references to “ordinary shares,” “our shares” and similar expressions refer to our ordinary shares, NIS 0.25 nominal (par) value per share;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

On May 10, 2019, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and related option and warrant information presented in this prospectus have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this prospectus fractional ADSs have been rounded to the nearest whole number.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our ADSs or ordinary shares. You should read this summary together with the entire prospectus, including the risks related to our business, our industry, investing in our ADSs or ordinary shares and our location in Israel, that we describe under “Risk Factors” and our consolidated financial statements and the related notes incorporated by reference into this prospectus and the other documents incorporated by reference into this prospectus, which are described under “Incorporation by Reference” before making an investment in our securities.

Overview

We are a clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases and erectile dysfunction. We are also developing specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis, with topline results expected in the first quarter of 2022, (ii) expecting to commence enrollment for our Phase IIb study of Namodenoson in the treatment of NASH in the first quarter of 2022, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer and expect to commence patient enrollment in the first quarter of 2022, (iv) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (v) developing formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

Corporate Information

Our legal name is Can-Fite Bio Pharma Ltd. and our commercial name is “Can-Fite.” We are a company limited by shares organized under the laws of the State of Israel in September 1994. Our principal executive offices are located at 10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva 4951778, Israel, and our telephone number at that address is +972 (3) 924-1114.

December 2021 Financing

On December 20, 2021, we entered into a warrant exercise agreement, or the Exercise Agreement, with an institutional investor, or the Holder, of warrants issued in August 2021, or the Warrants, to purchase ordinary shares, represented by ADS, pursuant to which the Holder agreed to exercise in cash its Warrant to purchase up to an aggregate of 150,000,000 ordinary shares represented by 5,000,000 ADSs having an exercise price of $2.00 per ADS, at an exercise price of $2.00 per ADS, resulting in gross proceeds of $10.0 million. Closing occurred on December 23, 2021. Under the Exercise Agreement, we also issued to the Holder new unregistered warrants to purchase up to 180,000,000 ordinary shares represented by 6,000,000 ADSs, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five years following the effectiveness of this registration statement and have an exercise price of $2.00 per ADS, subject to adjustment as set forth therein. We paid an aggregate of $875,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 350,000 ADS on the same terms as the investor warrant.

In connection with the December 2021 financing, the selling shareholders named in this prospectus may offer and sell up to an aggregate of 190,500,000 ordinary shares represented by 6,350,000 ADSs.

The Offering

ADSs Offered	Up to an aggregate of up to 190,500,000 ordinary shares, par value NIS 0.25 per share of Can-Fite Biopharma Ltd., represented by 6,350,000 American Depository Shares, or ADSs, (i) 180,000,000 ordinary shares represented by 6,000,000 ADSs issuable upon the exercise of warrants issued in a private placement in December 2021, or the December 2021 Private Placement, and (ii) 10,500,000 ordinary shares represented by 350,000 ADSs issuable upon the exercise of placement agent warrants issued in connection with the December 2021 Private Placement. The selling shareholders are identified in the table commencing on page 7. Each ADS represents 30 ordinary shares.

Ordinary Shares Outstanding at January 6, 2022	815,746,293 ordinary shares.

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants and placement agent warrants if the holders do not exercise the warrants on a cashless basis. See the section of this prospectus titled “Use of Proceeds.”

NYSE American Symbol for ADSs	CANF

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 3 of this prospectus.

Unless otherwise indicated, the number of ordinary shares outstanding prior to and after this offering is based on 815,746,293 ordinary shares outstanding as of January 6, 2022, and excludes:

●	18,268,200 ordinary shares issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.17 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date) equivalent to 608,940 ADSs at a weighted average exercise price of $5.3 per ADS;

●	187,447,640 ordinary shares represented by 6,248,255 ADSs issuable upon the exercise of warrants outstanding at a weighted-average exercise price of $3.47 per ADS;

●	180,000,000 ordinary shares represented by 6,000,000 ADSs issuable upon the exercise of unregistered warrants issued to the investor in the December 2021 Private Placement, at an exercise price of $2.00 per ADS; and

●	10,500,000 ordinary shares represented by 350,000 ADSs issuable upon the exercise of warrants issued as compensation to the placement agent in connection with the December 2021 Private Placement, at an exercise price of $2.00 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above and gives retroactive effect to the adjustment to the ratio of ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing 30 ordinary shares effected on May 10, 2019.

RISK FACTORS

An investment in our securities involves significant risk. Before making an investment in our securities, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which supplement or augment the risk factors set forth in our Annual Report on Form 20-F. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

The sale of a substantial amount of our ordinary shares or ADSs, including resale of the ADSs issuable upon the exercise of the warrants held by the selling shareholders in the public market could adversely affect the prevailing market price of our ADSs.

We are registering for resale 190,500,000 ordinary shares represented by 6,350,000 ADSs issuable upon the exercise of warrants held by the selling shareholders. Sales of substantial amounts of shares of our ordinary shares or ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of our ordinary shares, and the market value of our other securities. We cannot predict if and when selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or ADSs or other equity or debt securities convertible into ordinary shares or ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This prospectus identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	risks related to the COVID-19 pandemic;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs and the warrants and placement agent warrants covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares represented by ADSs as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the warrants and placement agent warrants and issuance of the warrant ADSs to the extent that these warrants are exercised for cash. Warrants, however, are exercisable on a cashless basis under certain circumstances. If all of the warrants mentioned above were exercised for cash in full, the proceeds would be approximately $12.7 million. We intend to use the net proceeds of such warrant exercise, if any, for research and development, general and administrative expenses, and for working capital purposes.

Pending application of the net proceeds for the purposes as described above, we expect to invest the net proceeds in short-term, interest-bearing securities, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of September 30, 2021; and

●	on an as adjusted basis, giving additional effect to completion of the December 2021 Financing, based on an aggregate of 150,000,000 ordinary shares represented by 5,000,000 ADSs at the offering price of $2.00 per ADS, after deducting the placement agent fees and estimated offering expenses payable by us, resulting in net proceeds of approximately $8.9 million.

The following depiction of our capitalization on an adjusted basis as of September 30, 2021 reflects the net proceeds from December 2021 financing, and does not reflect exercise of any options or warrants or any other transactions impacting our capital structure subsequent to September 30, 2021. The adjusted amounts shown below are unaudited and represent management’s estimate. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of September 30, 2021
	(Actual)	(As Adjusted)

Long-term liabilities:	3,152	3,152

Shareholders’ equity:
Share capital	43,716	55,613
Additional paid-in capital	98,457	95,556
Accumulated other comprehensive loss	1,127	1,127
Accumulated deficit	(133,966)	(133,966)
Total shareholder’s equity	9,334	18,330

Total capitalization (long-term liabilities and equity)	12,486	21,482

The above table is based on 601,996,293 ordinary shares outstanding as of September 30, 2021 and excludes the following:

●	18,268,200 ordinary shares issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.18 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date) equivalent to 608,940 ADSs at a weighted average exercise price of $5.5 per ADS; and

●	401,197,640 ordinary shares represented by 13,373,255 ADSs issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.68 per ADS.

SELLING SHAREHOLDERS

The ordinary shares represented by ADSs being offered by the selling shareholders are those ordinary shares represented by ADSs issuable upon exercise of warrants previously issued in connection with our private placement that closed in December 2021. For additional information regarding the issuance of those ADSs and warrants to purchase ADSs, see “Prospectus Summary – December 2021 Financing” above. We are registering the ordinary shares represented by ADSs in order to permit the selling shareholders to offer the ordinary shares represented by ADSs for resale from time to time. Other than with respect to H.C. Wainwright & Co. LLC, or H.C. Wainwright, which acted as our placement agent in each of the December 2021, August 2021, July 2020, June 2020, February 2020, January 2020, May 2019, April 2019, January 2019, March 2018 and January 2017 financings, and has acted as a placement agent for us in financings in September and October 2015, except for the ownership of the warrants and placement agent warrants issued, and the ADSs issued and issuable, pursuant to prior financings, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares represented by ADSs by each of the selling shareholders. The second column lists the number of ordinary shares represented by ADSs beneficially owned by each selling stockholder, based on its ownership of ADSs and warrants or placement agent warrants to purchase ADSs, as of January 6, 2022, assuming exercise of the warrants or placement agent warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by ADSs being offered in this prospectus by the selling shareholders. The fourth and fifth columns list the amount of ordinary shares represented by ADSs owned after the offering, by number of ordinary shares represented by ADSs and percentage of outstanding ordinary shares (assuming for the purpose of such percentage, 815,746,293 shares outstanding as of January 6, 2022) assuming in both cases the sale of all of the ordinary shares represented by ADSs offered by the selling shareholders pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the warrants and placement agent warrants issued in the December 2021, August 2021, July 2020, June 2020, January 2020 and May 2019 financings, as well as the applicable financings in April 2019, January 2019, March 2018, and January 2017, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the warrants and placement agent warrants which have not been exercised. The number of shares does not reflect this limitation. The selling shareholders may sell all, some or none of their ordinary shares represented by ADSs or warrants or placement agent warrants in this offering. See “Plan of Distribution.”

Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering		Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus		Number of Ordinary Shares Owned After the Offering		Percentage of Ordinary Shares Owned After the Offering
Armistice Capital Master Fund Ltd. (1)	212,911,650	(2)	180,000,000	(3)	32,911,650	(4)	3.2%
Michael Vasinkevich (5)	19,226,445	(6)	6,733,140	(7)	12,493,305	(8)	1.2%
Michael Mirsky (5)	4,409,048	(9)	997,500	(10)	3,411,548	(11)	*
Noam Rubinstein (5)	10,114,890	(12)	2,310,000	(13)	7,804,890	(14)	*
Craig Schwabe (5)	890,850	(15)	354,360	(16)	536,490	(17)	*
Charles Worthman (5)	462,274	(18)	105,000	(19)	357,274	(20)	*

*	Denotes less than 1%

(1)	The ordinary shares are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, or the Master Fund, and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. All of the ordinary shares held by the Master Fund are issuable only upon the exercise of warrants, which are subject to a beneficial ownership limitation that prevents the Master Fund from exercising any portion of the warrants if such exercise would result in the Master Fund owning greater than 4.99% of our outstanding ordinary shares. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022.

(2)	Represents (i) 9,750,000 ordinary shares represented by 325,000 ADSs issuable upon exercise of warrants issued in our May 2019 financing, (ii) 14,634,150 ordinary shares represented by 487,805 ADSs issuable upon exercise of warrants issued in our June 2020 financing, (iii) 8,527,500 ordinary shares represented by 284,250 ADSs issuable upon exercise of warrants issued in our July 2020 financing, and (iv) 180,000,000 ordinary shares represented by 6,000,000 ADSs issuable upon exercise of warrants issued in our December 2021 financing. The exercise of the foregoing warrants is subject to a 4.99% blocker.

(3)	Represents 180,000,000 ordinary shares represented by 6,000,000 ADSs issuable upon exercise of warrants issued in our December 2021 financing.

(4)	Represents (i) 9,750,000 ordinary shares represented by 325,000 ADSs issuable upon exercise of warrants issued in our May 2019 financing, (ii) 14,634,150 ordinary shares represented by 487,805 ADSs issuable upon exercise of warrants issued in our June 2020 financing, and (iii) 8,527,500 ordinary shares represented by 284,250 ADSs issuable upon exercise of warrants issued in our July 2020 financing.

(5)	Referenced person is affiliated with H.C. Wainwright, a registered broker dealer. H.C. Wainwright is a registered broker-dealer and acted as the placement agent in the December 2021, August 2021, July 2020, June 2020, February 2020, January 2020, May 2019, April 2019, January 2019 financing, March 2018, January 2017, October 2015 and September 2015 financings. The address of H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022.

(6)	Represents (i) 161,250 ordinary shares represented by 5,375 ADSs issuable upon exercise of placement agent warrants issued in our January 2017 financing, (ii) 225,000 ordinary shares represented by 7,500 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 144,357 ordinary shares represented by 4,812 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 317,538 ordinary shares represented by 10,585 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 1,451,250 ordinary shares represented by 48,375 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 1,000,050 ordinary shares represented by 33,335 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 2,460,720 ordinary shares represented by 82,024 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (viii) 6,733,140 ordinary shares represented by 224,438 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing, and (ix) 6,733,140 ordinary shares represented by 224,438 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(7)	Represents 6,733,140 ordinary shares represented by 224,438 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(8)	Represents (i) 161,250 ordinary shares represented by 5,375 ADSs issuable upon exercise of placement agent warrants issued in our January 2017 financing, (ii) 225,000 ordinary shares represented by 7,500 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 144,357 ordinary shares represented by 4,812 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 317,538 ordinary shares represented by 10,585 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 1,451,250 ordinary shares represented by 48,375 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 1,000,050 ordinary shares represented by 33,335 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 2,460,720 ordinary shares represented by 82,024 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, and (viii) 6,733,140 ordinary shares represented by 224,438 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing.

(9)	Represents (i) 41,250 ordinary shares represented by 1,375 ADSs issuable upon exercise of warrants issued in our January 2017 financing, (ii) 31,666 ordinary shares represented by 1,056 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 21,262 ordinary shares represented by 709 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 46,770 ordinary shares represented by 1,559 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 213,750 ordinary shares represented by 7,125 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 148,140 ordinary shares represented by 4,938 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 712,500 ordinary shares represented by 23,750 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (viii) 834,150 ordinary shares represented by 27,805 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (ix) 364,560 ordinary shares represented by 12,152 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (x) 997,500 ordinary shares represented by 33,250 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing, and (xi) 997,500 ordinary shares represented by 33,250 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(10)	Represents 997,500 ordinary shares represented by 33,250 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(11)	Represents (i) 41,250 ordinary shares represented by 1,375 ADSs issuable upon exercise of warrants issued in our January 2017 financing, (ii) 31,666 ordinary shares represented by 1,056 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 21,262 ordinary shares represented by 709 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 46,770 ordinary shares represented by 1,559 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 213,750 ordinary shares represented by 7,125 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 148,140 ordinary shares represented by 4,938 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 712,500 ordinary shares represented by 23,750 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (viii) 834,150 ordinary shares represented by 27,805 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (ix) 364,560 ordinary shares represented by 12,152 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, and (x) 997,500 ordinary shares represented by 33,250 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing.

(12)	Represents (i) 73,334 ordinary shares represented by 2,444 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (ii) 49,238 ordinary shares represented by 1,641 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iii) 108,308 ordinary shares represented by 3,610 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (iv) 495,000 ordinary shares represented by 16,500 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (v) 343,080 ordinary shares represented by 11,436 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vi) 1,650,000 ordinary shares represented by 55,000 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (vii) 1,931,700 ordinary shares represented by 64,390 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (viii) 844,230 ordinary shares represented by 28,141 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (ix) 2,310,000 ordinary shares represented by 77,000 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing, and (x) 2,310,000 ordinary shares represented by 77,000 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(13)	Represents 2,310,000 ordinary shares represented by 77,000 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(14)	Represents (i) 73,334 ordinary shares represented by 2,444 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (ii) 49,238 ordinary shares represented by 1,641 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iii) 108,308 ordinary shares represented by 3,610 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (iv) 495,000 ordinary shares represented by 16,500 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (v) 343,080 ordinary shares represented by 11,436 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vi) 1,650,000 ordinary shares represented by 55,000 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (vii) 1,931,700 ordinary shares represented by 64,390 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (viii) 844,230 ordinary shares represented by 28,141 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (ix) 2,310,000 ordinary shares represented by 77,000 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing.

(15)	Represents (i) 52,620 ordinary shares represented by 1,754 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (ii) 129,510 ordinary shares represented by 4,317 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (iii) 354,360 ordinary shares represented by 11,812 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing, and (iv) 354,360 ordinary shares represented by 11,812 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(16)	Represents 354,360 ordinary shares represented by 11,812 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing.

(17)	Represents (i) 52,620 ordinary shares represented by 1,754 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (ii) 129,510 ordinary shares represented by 4,317 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, and (iii) 354,360 ordinary shares represented by 11,812 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing.

(18)	Represents (i) 2,500 ordinary shares represented by 83 ADSs issuable upon exercise of placement agent warrants issued in connection with our January 2017 financing, (ii) 3,334 ordinary shares represented by 111 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 2,238 ordinary shares represented by 75 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 4,922 ordinary shares represented by 164 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 22,500 ordinary shares represented by 750 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 15,600 ordinary shares represented by 520 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 75,000 ordinary shares represented by 2,500 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (viii) 87,810 ordinary shares represented by 2,927 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (ix) 38,370 ordinary shares represented by 1,279 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, (x) 105,000 ordinary shares represented by 3,500 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing, and (xi) 105,000 ordinary shares represented by 3,500 ADSs issuable upon exercise of placement agent warrant issued our December 2021 financing.

(19)	Represents 105,000 ordinary shares represented by 3,500 ADSs issuable upon exercise of placement agent warrant issued our December 2021 financing.

(20)	Represents (i) 2,500 ordinary shares represented by 83 ADSs issuable upon exercise of placement agent warrants issued in our January 2017 financing, (ii) 3,334 ordinary shares represented by 111 ADSs issuable upon exercise of placement agent warrants issued in our March 2018 financing, (iii) 2,238 ordinary shares represented by 75 ADSs issuable upon exercise of placement agent warrants issued in our January 2019 financing, (iv) 4,922 ordinary shares represented by 164 ADSs issuable upon exercise of placement agent warrants issued in our April 2019 financing, (v) 22,500 ordinary shares represented by 750 ADSs issuable upon exercise of placement agent warrants issued in our May 2019 financing, (vi) 15,600 ordinary shares represented by 520 ADSs issuable upon exercise of placement agent warrants issued in our January 2020 financing, (vii) 75,000 ordinary shares represented by 2,500 ADSs issuable upon exercise of placement agent warrants issued in our February 2020 financing, (viii) 87,810 ordinary shares represented by 2,927 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 financing, (ix) 38,370 ordinary shares represented by 1,279 ADSs issuable upon exercise of placement agent warrants issued in our July 2020 financing, and (x) 105,000 ordinary shares represented by 3,500 ADSs issuable upon exercise of placement agent warrants issued in our August 2021 financing.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Amended and Restated Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Amended and Restated Articles of Association, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

As of January 6, 2022, our authorized share capital consists of 1,000,000,000 ordinary shares, par value NIS 0.25 per share, of which 815,746,293 are outstanding.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to Israeli securities laws, a company whose shares are traded on the TASE may not have more than one class of shares (subject to an exception which is not applicable to us), and all outstanding shares must be validly issued and fully paid. Shares and convertible securities may not be issued without the consent of the Israeli Securities Authority and the TASE and all outstanding shares must be registered for trading on the TASE.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 512022153. Our purpose is set forth in Section 3 of our Articles of Association and includes every lawful purpose.

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Pursuant to the Israeli Companies Law and our Amended and Restated Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Amended and Restated Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Amended and Restated Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless such company’s articles of association provide otherwise. Our Amended and Restated Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, we may only distribute dividends from our profits accrued over the previous two years, as defined in the Israeli Companies Law, according to our then last reviewed or audited financial reports, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Election of Directors

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13. The Board of Directors is presently comprised of six members.

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors shall expire at the first annual general meeting of our shareholders to be held in 2020 and when their successors are elected and qualified, (ii) the term of office of the initial Class II directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when their successors are elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successors are elected and qualified.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2020, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the Board of Directors is hereafter changed, the then-serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2022; Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2023; and Ilan Cohn serves as our Class II Director until the close of the annual meeting to be held in 2024.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of our then issued and outstanding share capital.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director (if required), as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Shareholder Meetings

Under Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law and our Amended and Restated Articles of Association provide that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law and our Amended and Restated Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Amended and Restated Articles of Association;
●	appointment or termination of our auditors;
●	appointment of directors and appointment and dismissal of external directors;
●	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
●	director compensation, indemnification and change of the principal executive officer;
●	increases or reductions of our authorized share capital;
●	a merger; and
●	the exercise of our Board of Director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent. Consequently, our Amended and Restated Articles of Association does not allow shareholders to approve corporate matters by written consent.

Pursuant to our Amended and Restated Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our Amended and Restated Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;
●	an approval of transactions with office holders or interested or related parties;
●	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;
●	authorizing the chairman of the board of directors or his relative to act as our chief executive officer or act with such authority; or authorize our chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and
●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Amended and Restated Articles of Association provide that our board of directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing our registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Israeli Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of our general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israel Securities Authority. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of our shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of our issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to our outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to our outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Amended and Restated Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. In addition, the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares and prohibit any such new class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above.

Borrowing Powers

Under the Israeli Companies Law and our Amended and Restated Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Changes in Capital

Our Amended and Restated Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits and, in certain circumstances, an issuance of shares for less than their nominal value, require the approval of both our board of directors and an Israeli court.

Description of American Depositary Shares

The Bank of New York Mellon, as Depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent thirty (30) ordinary shares (or a right to receive thirty (30) ordinary shares) deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name in the Direct Registration System, or DRS, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. The description in this section assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement, or the Deposit Agreement, among us, the Depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

●	Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

●	Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

●	If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

●	U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

●	Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practicable. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders.

We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impracticable for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary to vote the number of deposited shares their ADSs represent. The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. To do so, however, you would need to know about the meeting sufficiently in advance to withdraw the shares.

The Depositary will try, as far as practical, subject to the laws of Israel and of our Amended and Restated Articles of Association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agreed under the Deposit Agreement to give the Depositary notice of any such meeting and details concerning the matters to be voted upon not less than 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

	●	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	●	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for expenses and/or share revenue with us from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of the establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
●	Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

●	Reclassify, split up or consolidate any of the deposited securities

●	Distribute securities on the shares that are not distributed to you	The Depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

●	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement, as amended.

How may the Deposit Agreement be terminated?

The Depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the Depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the Deposit Agreement, but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADS Holders

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

●	are not liable if we or it exercises discretion permitted under the Deposit Agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

Subject to the provisions of the Deposit Agreement, the Depositary may issue ADSs before deposit of the underlying shares. This is called a pre-release of ADSs. The Depositary may also deliver shares prior to the receipt and cancellation of pre-released ADSs even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions:

●	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing that it or its customer, as the case may be, (i) owns the shares or ADSs to be remitted, (ii) will assign all beneficial rights, title and interest in the ADSs or shares to the Depositary and for the benefit of the ADS holders, and (iii) will not take any action with respect to the ADSs or shares that is inconsistent with the assignment of beneficial ownership (including, without the consent of the Depositary, disposing of the ADSs or shares) other than in satisfaction of the pre-release;

●	the pre-release must be fully collateralized with cash or collateral that the Depositary considers appropriate; and

●	the Depositary must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that the Depositary considers appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. At our instruction, a pre-release may be discontinued entirely.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the Depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register ADS Holders

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Beneficial Ownership

We may from time to time request that ADS holders provide information as to the capacity in which they hold ADSs or a beneficial interest in such ADSs and regarding the identity of any other persons then or previously having a beneficial interest in ADSs, and the nature of such interest and various other matters. ADS holders agree to provide such information reasonably requested by us pursuant to the Deposit Agreement. The Depositary agrees to comply with reasonable written instructions received from time to time from us requesting that the Depositary forward any such written requests to the Owners and to forward to us any such responses to such requests received by the Depositary.

Each ADS holder agrees to comply with any applicable provision of Israeli law with regard to the notification to us of the holding or proposed holding of certain interests in the underlying ordinary shares and the obtaining of certain consents, to the same extent as if such ADS holder were a registered holder or beneficial owner of the underlying ordinary shares. The Depositary is not required to take any action with respect to such compliance on behalf of any ADS holder, including the provision of the notifications described below.

As of the date of the Deposit Agreement, under Israeli law, persons who hold a direct or indirect interest in 5% or more of the voting securities of us (including persons who hold such an interest through the holding of ADSs) are required to give written notice of their interest and any subsequent changes in their interest to us within the timeframes set forth in Israeli law. The foregoing is a summary of the relevant provision of Israeli law and does not purport to be a complete review of this or other provisions that may be applicable to ADS holders. We undertake no obligation to update this summary in the future.

Description of the Warrants

December 2021 Warrants

The following is a brief summary of the warrants and placement agent warrants issued in connection with our December 2021 Financing and is subject in all respects to the provisions contained in the warrants and placement agent warrants, the form filed as an exhibit to our Current Report on Form 6-K dated December 23, 2021. Unless otherwise stated, references to warrants in this section include the placement agent warrants.

Exercisability. The warrant and placement agent warrants are exercisable at any time after December 23, 2021 until close of business on the fifth-year anniversary of the date on which an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants becomes effective. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of ordinary shares represented by ADSs purchased upon such exercise (except in the case of a cashless exercise in limited circumstances discussed below).

Cashless Exercise. If after December 23, 2021, a registration statement covering the issuance of the ordinary shares represented ADS issuable upon exercise of the warrants is not effective at the time of exercise of the warrants, the holder may, at its option, exercise its warrants on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of ordinary shares purchasable upon such exercise.

Exercise Price. The exercise price of ADSs purchasable upon exercise of the warrants is $2.00 per ADS. The exercise price and the number of ADS issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares, and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to certain transfer restrictions, the warrants may be transferred at the option of the holder upon surrender of the warrants with the appropriate instruments of transfer. In addition, the holder (or permitted assignees under Rule 5110(g)(1)) of the placement agent warrants may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying these warrants, nor may they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date or commencement of sales of the public offering of the ordinary shares represented by the ADSs issuable upon exercise of the warrants.

Purchase Rights, Fundamental Transactions and Change of Control. If we sell or grant any rights to purchase stock, warrants or securities or other property to our stockholders on a pro rata basis, we will provide the holders of warrants with the right to acquire, upon the same terms, the securities subject to such purchase rights as though the warrant had been exercised immediately prior to the declaration of such rights. If we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding ordinary shares, the sale of all or substantially all of our assets, or another transaction in which our ordinary shares is converted into or exchanged for other securities or other consideration, the holder of warrants will thereafter receive upon exercise of the warrants the securities or other consideration to which a holder of the number of ordinary shares then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation, merger or other transaction.

Exchange Listing. We do not plan on making an application to list the warrants on the NYSE American, any national securities exchange or other nationally recognized trading system. Our ADSs underlying the warrants are listed on the NYSE American and our ordinary shares are traded on the TASE.

Rights as Stockholder. Except as otherwise provided in the warrants (such as the rights described above of a warrant holder upon our sale or grant of any rights to purchase shares, warrants or securities or other property to our shareholders on a pro rata basis) or by virtue of such holder’s ownership of our ordinary shares, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their warrants.

PLAN OF DISTRIBUTION

We are registering the ordinary shares represented by ADSs issuable upon exercise of the warrants and placement agent warrants issued in the December 2021 Private Placement to permit the resale of these ordinary shares represented by ADSs by the holders of these warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares represented by ADSs other than proceeds from the cash exercise of the warrants and placement agent warrants. We will bear all fees and expenses incident to our obligation to register the ordinary shares represented by ADSs.

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares represented by ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares represented by ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares represented by ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares represented by ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of ordinary shares represented by ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares represented by ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares represented by ADSs short and deliver ordinary shares represented by ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares represented by ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants, placement agent warrants or ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares represented by ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares represented by ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares represented by ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares represented by ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares represented by ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states ordinary shares represented by ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states ordinary shares represented by ADSs may not be sold unless such ordinary shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares represented by ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares represented by ADSs by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares represented by ADSs to engage in market-making activities with respect to the ordinary shares represented by ADSs. All of the foregoing may affect the marketability of the ordinary shares represented by ADSs and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares represented by ADSs.

We will pay all expenses of the registration of the ordinary shares represented by ADSs, estimated to be $50,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares represented by ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

McDermott Will & Emery LLP, New York, New York, has passed upon certain legal matters regarding the securities offered hereby under U.S. law, and Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross and Co., Bnei Brak, Israel, has passed upon certain legal matters regarding the securities offered hereby under Israeli law. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Can-Fite BioPharma Ltd. appearing in Can-Fite BioPharma Ltd.’s Annual Report (Form 20-F) for the year ended December 31, 2020, have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares represented by ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and the ADSs. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. On March 31, 2014, we transitioned solely to U.S. reporting standards in accordance with an applicable exemption under the Israel Securities Law. Copies of our SEC filings and submissions are submitted to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below, and any future Annual Reports on Form 20-F or Reports on Form 6-K (to that extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) filed with the SEC pursuant to the Exchange Act prior to the termination of the offering. The documents we incorporate by reference are:

(1)	Our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021;

(2)	Our Current Report on Form 6-K filed with the SEC on March 30, 2021, April 5, 2021, April 20, 2021, April 22, 2021, April 23, 2021, April 29, 2021, May 27, 2021, June 1, 2021, June 2, 2021, June 7, 2021, June 14, 2021, June 16, 2021, June 23, 2021, June 28, 2021, July 8, 2021, July 29, 2021, August 5, 2021, August 12, 2021, August 16, 2021, August 26, 2021, September 2, 2021, October 21, 2021, October 28, 2021, November 23, 2021, November 26, 2021, December 7, 2021, December 20, 2021, December 20, 2021, December 23, 2021, December 29, 2021 and January 5, 2022 to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act); and

(3)	The description of our ADSs and ordinary shares contained in Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 27, 2020, including any amendment or report filed with the SEC for the purpose of updating such description.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

Can-Fite BioPharma Ltd.

10 Bareket Street, Kiryat Matalon

PO Box 7537

Petach Tikva, Israel

Tel: + 972 3 924-1114

Email: info@canfite.com

Attention: Investor Relations

You also may access the incorporated reports and other documents referenced above on our website at www.canfite.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

We have appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except SEC registration fee.

SEC registration fees	$794.68
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing Fees	$2,500
Total	$38,294.68

January 14, 2022